Extension Election




                                                                  March 23, 2000


         Pursuant to Section 5.2 of the Agreement and Plan of Merger, dated as of March 31, 1999, as amended, among BP Amoco p.l.c., an English public limited company ("BP Amoco"), Atlantic Richfield Company, a Delaware corporation ("ARCO"), and Prairie Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of BP Amoco, ARCO and BP Amoco each hereby elects to extend the Termination Date (as defined in such Agreement and Plan of Merger) to June 30, 2000 and by this instrument provides notice to the other of such extension.


                                            ATLANTIC RICHFIELD COMPANY

                                            By:  /s/  Mike R. Bowlin
                                               ---------------------------------
                                               Name:  Mike R. Bowlin
                                               Title: Chairman


                                            BP AMOCO p.l.c.

                                            By: /s/ J. Buchanan
                                               ---------------------------------
                                               Name:  Dr. J.G.S. Buchanan
                                               Title: Managing Director


BP AMOCO p.l.c.
Britannic House
1 Finsbury Circus
London EC2M  7BA
ENGLAND
Attention:  Peter B. P. Bevan, Esq.
General Counsel
Telecopier:  44-171-496-4592